1000 Six PPG Place
Pittsburgh, PA 15222-5479
July 11, 2008
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Attn: Mr. Dieter King

RE:	Allegheny Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2007
Filed February 26, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed May 9, 2008
Definitive Proxy Statement filed March 25, 2008
File No. 001-12001
Dear Mr. King:
     This letter sets forth our responses to the letter dated June 27, 2008 of the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2007, the Form 10-Q for the quarter ended March 31, 2008, and the Definitive Proxy Statement filed March 25, 2008 for Allegheny Technologies Incorporated (the “Company”).
     Set forth below are the Company’s responses to each of the comments in your letter. For your convenience, the comments are reproduced in bold text below and are followed by the Company’s responses.
Proxy Statement for 2008 Annual Meeting of Stockholders
Grants of Plan-Based Awards for 2007, page 41
2007 Annual Incentive Plan, page 42
1.	You state in your response to comment 12 in our letter dated May 30, 2008 that “the Other AIP Targets are not individually material to an understanding of [your] 2007 Annual Incentive Plan awards because none of them is weighted more than 5% for any named executive officer.” We note, however, that when taken in the aggregate the six Other AIP Targets account for 30% of the award determination for each named executive officer. This is the same percentage significance as the Operating Cash Flow Target, which target you have already committed to disclose and do not contest is material to an investor’s understanding of your award determinations.

Mr. Dieter King
U.S. Securities and Exchange Commission
July 11, 2008

Given that the Operating Cash Flow Target and the combined Other AIP Targets are of equal significance in determining awards under the plan, we believe that just as the Operating Cash Flow Target is material to investors, so too are the Other AIP Targets material to investors. We note that you characterize the Other AIP Targets as “competitively sensitive information,” but you do not explain why you believe this to be the case. If, because of their “competitively sensitive” nature, you believe that the disclosure of some or all of the Other AIP Targets would likely cause you substantial competitive harm and you wish to avail of Instruction 4 to Item 402(b) of Regulation S-K, to withhold their disclosure, please tell us why disclosure of the targets would be likely to cause you substantial competitive harm. Please be detailed and specific in your response, and please provide a separate analysis for each of the targets.
Each of the six Other AIP Targets is very different from the others, with achievement of each target computed based upon individual business unit results, and thus their materiality is most appropriately determined on an individual basis and not in the aggregate. Moreover, unlike the Operating Earnings and Operating Cash Flow targets, which are financial targets that can be readily aggregated on a consolidated Company-wide basis and disclosed in a manner understandable by investors, all of the Other AIP Targets are non-financial measures of operating efficiency or compliance at the Company’s individual business units. Achievement of the Other AIP Targets for named executive officer compensation purposes is determined based upon the weighted achievement results of each of the individual business units, with the weighting of achievement being a complex process involving multiple levels of averaging. The disclosure of this process would not be understandable by, or meaningful or useful to, investors. In addition, the Other AIP Targets cannot be meaningfully aggregated and disclosed on a Company-wide basis and, therefore, their attempted disclosure would confuse investors far more than it would aid them in understanding the Company’s AIP. Accordingly, and in light of the fact that no Other AIP Target is weighted more than 5% for any named executive officer, the Company believes that none of the Other AIP Targets are individually material to an investor’s understanding of our AIP award determination.
     Competitive Harm.
Instruction 4 to Item 402(b) Regulation S-K provides that the Company need not disclose the Other AIP Targets if such disclosure would result in competitive harm to the Company. The Company believes that, for the reasons discussed below, the Other AIP Targets are exempted from disclosure because their disclosure could cause competitive harm to the Company and also would likely be confusing for investors.
Disclose of the proprietary Other AIP Targets would provide the Company’s competitors and customers with detailed information not currently publicly available. This information would arm these third parties, and other groups, such as labor unions, with unfair strategic advantages or bargaining leverage afforded by a detailed insight into the Company’s strategic business goals and plans.

Mr. Dieter King
U.S. Securities and Exchange Commission
July 11, 2008

The following examples are illustrative of some, but not all, of the ways in which disclosure of the Other AIP Targets could be used to competitively harm the Company.
•	Competitors. The Company’s business is highly competitive and is characterized by intense competition on a national and international basis. There are several competitors in each product market served by the Company. Disclosure of the Other AIP Targets would provide current or future competitors with important insights into the Company’s planned manufacturing improvements, including inventory turns and related yields. With this information, competitors could discern the Company’s production and capacity at the Company’s mills and related operations. Competitors would be able to use this information to make strategic decisions about how best to compete with the Company on production and output levels. This would cause the Company to lose its competitive advantage and result in a loss of market share and revenue. This type of information, which the Company does not have about its competitors, some of which are not public companies or are foreign-owned, would place the Company at a significant competitive disadvantage and result in competitive harm to the Company.

•	Customers. Our customers also stand to gain an unfair competitive negotiating advantage through disclosure of the Other AIP Targets. For example, the Other AIP Targets contain goals with respect to customer responsiveness, including on-time deliveries and numbers of customer complaints. If customers knew this information, the customers would gain significant negotiating leverage over us, thereby decreasing our revenues and/or increasing our production costs.

•	Employee Relations. Merely disclosing our targets relating to safety improvements could be unsettling to numerous of our employees and lead to internal employee strife and distraction, perhaps even causing work stoppages. This would have a significant impact on our production and efficiency and would result in decreased revenues thereby negatively impacting our stockholders. Our competitors, who do not disclose similar information, would not have to contend with these disclosure effects on their employees and would gain a substantial workforce advantage.
Because public disclosure of the Other AIP Targets would cause substantial harm to our competitive and financial position, and such information has not previously been made publicly available and, to the best of our knowledge, will not be required to be made public by any other government or regulatory authority, we believe the disclosure of the Other AIP Targets would cause competitive harm to the Company and, therefore, we should not be required to disclose the Other AIP Targets.

Mr. Dieter King
U.S. Securities and Exchange Commission
July 11, 2008

Performance/Restricted Stock Program, page 42
2. In future filings, please note that the same net income performance target is used for both performance elements of the PRSP.
The Company acknowledges this comment and will, in future filings, note that the same net income performance target is used for both performance elements of the PRSP, as applicable.
Key Executive Performance Plan, page 43
3. In future filings, please summarize your payment history for the second level of the KEPP (e.g., to date, as you note in your letter to us dated June 12, 2008, you have never paid an award under the second level of the KEPP). In addition, in future filings please consider adding a sentence to your KEPP disclosure to explain the purpose of the second level of the KEPP program.
The Company acknowledges this comment and will, in future filings, summarize the payment history under the second level of the KEPP. In addition, in future filings the Company will consider adding a sentence to the KEPP disclosure to further explain the purpose of the second level of the KEPP program.
Please contact me at (412) 394-2836 with any questions or comments.
Very truly yours,

/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human Resources,
Chief Legal and Compliance Officer,
General Counsel and Corporate Secretary

cc:	L. Patrick Hassey
Richard J. Harshman